Exhibit 99.1

Discussion of Q4 and Annual Results and Recent Developments

SUMMARY

Eksportfinans achieved results in 2004 substantially comparable with those for 2003 despite interest rates in Norwegian kroner being lower throughout 2004 than in 2003. The Group’s net income in 2004 amounted to NOK 219 million, a reduction of NOK 32 million compared to 2003.

The Group disbursed NOK 25.3 billion in new loans in 2004, compared to NOK 18.1 billion in 2003. The disbursements were the highest in Eksportfinans’ history. These payments were distributed as follows: NOK 12.2 billion towards financing the Norwegian export industry and their projects, and NOK 13.1 billion to the Norwegian local government sector. The Group’s total outstanding loans at year-end 2004 totalled NOK 68.0 billion, which is NOK 8.8 billion higher than at year-end 2003.

Total borrowing volume in 2004 amounted to NOK 33.6 billion, against NOK 37.9 billion in 2003.

Total assets at 31 December 2004 were NOK 109.4 billion, against NOK 103.3 billion one year before.

LENDING

Eksportfinans disbursed NOK 12.2 billion in new export related loans in 2004, compared with NOK 5.9 billion in 2003. This increase is due to comprehensive refinancing among large exporters and several cooperation projects with Norwegian and international banks.

As a supplement to its lending operations, Eksportfinans issues guarantees to support the Norwegian export industry. The total outstanding guarantee volume at the end of 2004 was NOK 2.9 billion, compared with NOK 1.3 billion in 2003.

The favourable interest rates on export credits led to a substantial increase in the demand for financing new export contracts for Norwegian companies in 2004. The number of loan applications increased by 19 percent in 2004 compared to the preceding year, while the aggregate amount of borrowing applied for doubled in the same period. Most projects were within the sectors of shipping, ship equipment, aquaculture, hydro power, defence supplies, oil and gas.

Kommunekreditt Norge AS disbursed NOK 13.1 billion in new loans in 2004. This represented an increase of NOK 905 million compared to the year before. Total outstanding loans from Kommunekreditt at 31 December 2004 amounted to NOK 45.2 billion, an increase of 23.2 percent compared to the previous year.

The continued low level for short term interest rates in Norwegian kroner entailed a change in the lending portfolio, in that the percentage of loans with a floating interest rate increased to 79 percent at year-end 2004. The corresponding share in 2003 was 54 percent.

FUNDING

In the course of 2004, Eksportfinans launched two global bond issues, i.e. with distribution to institutional investors in the USA, Asia, the Middle East and Europe. These loans totalled USD 1 billion each, and were very well received in the market. The loans were issued in April and November at a significantly better price than corresponding transactions the year before. The loans established an important price benchmark for Eksportfinans in the bond markets.

Eksportfinans also launched structured loans and public bond issues in a number of other currencies, such as Australian and New Zealand dollar, Danish kroner, Swiss francs and euro. In addition, Eksportfinans issued, for the first time, loans in Singapore dollars, placed with local investors in Singapore in 2004.

RESULTS

Net interest and credit commission income amounted to NOK 402 million in 2004, which is NOK 40 million less than the preceding year. This decline is principally due to a lower interest level for Norwegian kroner in 2004 than in 2003, which particularly affected the yield from assets financed by equity capital. The net interest income constituted 0.37 percent in 2004, down from 0.44 percent compared to the year before.

Commissions and income from banking services, mainly comprising guarantee revenues, amounted to NOK 6 million in 2004. This was a decline of NOK 11 million in relation to 2003. The decline is due to reduced guarantee volumes. Commission costs and costs related to banking services totalled NOK 5 million in 2004, compared to NOK 6 million the year before.

Salaries and general administration costs amounted to NOK 120 million in 2004, up from NOK 118 million in 2003. The increase was among other things due to increased staff and IT costs.

BALANCE SHEET

Total assets amounted to NOK 109.4 billion at year-end 2004, against NOK 103.3 billion one year before. Lending to customers constituted NOK 67.3 billion of the total assets. Lending to and receivables due from credit institutions amounted to NOK 2.4 billion, of which NOK 0.7 billion were export related loans. This gave a total lending balance for the Group of NOK 68.0 billion at year-end 2004.

Liquid assets invested in securities amounted to NOK 36.3 billion at year-end 2004. The corresponding amount was NOK 40.4 billion at year-end 2003.

Debt incurred through the issue of commercial paper and bonds amounted to NOK 103.6 billion at year-end 2004. Eksportfinans reacquired NOK 1.1 billion of debt and deducted this from the above-mentioned amount. The corresponding figure at year-end 2003 was NOK 98.2 billion in outstanding debts, following the deduction of NOK 1.8 billion of reacquired debt.

Capital adequacy was 17.2 percent at the end of 2004. This is substantially more than the minimum statutory requirement of 8 percent. Capital adequacy was 18.4 percent at the same time last year.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	For the three months ended		For the year ended
	Dec. 31,		Dec. 31,
	(unaudited)	(unaudited)	(unaudited)	(audited)
(in NOK millions except per share data)	2004	2003	2004	2003

Interest and related income	656	621	2,525	2,266
Interest and related expenses	542	506	2,123	1,823

Net interest income	114	115	402	443
Commissions and income related to banking services	2	4	6	17
Commissions and expenses related to banking services	1	2	5	6
Net gains/(losses) on securities and foreign currencies	3	1	42	40
Other operating income	0	0	4	5
Salaries and other administrative expenses	33	38	120	118
Depreciation	3	5	13	15
Other operating expenses	5	4	13	14
Realized loan losses	0	0	0	0

Net income before taxes	77	71	303	352
Income taxes	21	22	84	101

Net income	56	49	219	251

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

BALANCE SHEETS (condensed)

	As of	As of
	December 31,	December 31,
	(unaudited)	(audited)
(in NOK millions)	2004	2003

Loans and receivables due from credit institutions	2,444	2,559
Loans and receivables due from customers	67,253	58,223
Securities	36,336	40,350
Investments in joint controlled activity	0	1
Intangible assets	23	24
Fixed assets	121	126
Other assets	2,781	1,672
Prepayments and accrued revenues	397	384

Total assets	109,355	103,339

Borrowings through the issue of securities	103,587	98,191
Other liabilities	1,399	779
Accrued interest and other expenses	313	276
Accrued expenses and provisions	26	20
Subordinated debt	883	936
Preferred capital securities	582	595

Total liabilities	106,790	100,797

Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	809	786
Net income for the period	0	0

Total shareholders’ equity	2,565	2,542

Total liabilities and shareholders’ equity	109,355	103,339

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

Gains in connection with sales before maturity on securities have been reclassified. Earlier these were classified as net interest income. From 2004 these are classified as net gains on securities. We have restated the relevant figures from prior to December 31, 2004 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2003.

The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2003, and June 30, 2004, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2003 and Note 2 to our unaudited financial statements included on Form 6-K for the six months ended June 30, 2004.

2. Capital adequacy

Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Dec. 31, 2004		Dec. 31, 2003
(in NOK millions)	(unaudited)		(audited)
	Book	Risk-weighted	Book	Risk-weighted
	value	value	value	value

Total assets	90,686	18,286	86,176	17,255
Off-balance sheet items		2,725		2,204

Total risk-weighted value banking portfolio		21,011		19,459
Total risk-weighted value trading portfolio		2,317		2,403
Total currency risk		26		71

Total risk-weighted value		23,354		21,933

The Company’s risk capital

	Dec. 31, 2004		Dec. 31, 2003
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(audited)

Core capital (share capital, other equity and preferred capital securities)	2,970	12.7%	2,939	13.4%
Additional capital (subordinated debt)	1,019	4.4%	1,090	5.0%

Total risk capital	3,989	17.1%	4,029	18.4%

3. Loans and receivables due from credit institutions

	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Bank deposits	1,081	1,271
Reverse repos with credit institutions	604	334
Loans (also included in note 4)	759	954

Total	2,444	2,559

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Loans due from credit institutions	759	954
Loans due from customers	67,252	58,223

Total	68,011	59,177

Commercial loans	64,136	54,945
Government-supported loans	3,875	4,232

Total	68,011	59,177

Capital goods	5,722	6,074
Ships	6,872	8,821
Export-related and international activities (1)	10,184	7,559
Financing on behalf of the government (2)	15	17
Loans to Norwegian local government sector	45,218	36,706

Total	68,011	59,177

(1)	Export-related and international activities consists of loans to the following categories:

	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Oil and gas	504	447
Pulp and paper	4,119	1,393
Engineering and construction	445	461
Aluminum, chemicals and minerals	290	531
Pharmaceuticals	0	90
Aviation and shipping	151	1,403
Hydro electric power	175	754
Real estate management	4,185	2,331
Other categories	315	149

Total	10,184	7,559

(2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.

5. Securities

Book Value
	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Trading securities	13,618	15,652
Securities available for sale	22,416	23,852
Securities held to maturity	302	846

Total	36,336	40,350

6. Other assets

	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	2,566	1,467
Interim account 108 Agreement	115	108
Other	100	97

Total	2,781	1,672

7. Borrowings through the issue of securities

	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Commercial paper debt	4,921	15,393
Bond debt	98,666	82,798

Total	103,587	98,191

Certificate and bond debts have been reclassified in 2004. In the past, certificates and bonds with possible maturity dates within one year were entered as certificates and other short-term borrowing. These bonds have now been reclassified as bond debts. For 2003, this item amounted to NOK 13.7 billion.

8. Other liabilities

	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	0	0
Other	1,399	779

Total	1,399	779

9. Shareholders’ equity

A summary of changes in shareholders’ equity for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Number of	Share premium	Share	Other
(in NOK millions except for number of shares)	shares	reserve	capital	equity	Total

Balance at Jan 1, 2002	151,765	162	1,594	612	2,368
Allocations 2002		0	0	124	124

Balance at Dec. 31, 2002	151,765	162	1,594	736	2,492

Balance at Jan 1, 2003	151,765	162	1,594	736	2,492
Allocations 2003		0	0	50	50

Balance Dec. 31, 2003	151,765	162	1,594	786	2,542

Balance at Jan 1, 2004*	151,765	162	1,594	786	2,542
Allocations Dec. 31, 2004*		0	0	23	23

Balance Dec. 31, 2004*	151,765	162	1,594	809	2,565

*	unaudited

10. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	Dec. 31, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)

Net interest income
Eksportfinans	313	358
Kommunekreditt	89	85

Total Company	402	443

Net income after tax
Eksportfinans	179	212
Kommunekreditt	40	39

Total Company	219	251

Total assets
Eksportfinans	63,903	66,208
Kommunekreditt	45,452	37,131

Total Company	109,355	103,339

Total equity
Eksportfinans	2,048	2,065
Kommunekreditt	517	477

Total Company	2,565	2,542

We believe intra-group transactions are undertaken on arm’s-length commercial terms.

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

RATIOS AND KEY FIGURES

	For the year ended
	Dec. 31,
	2004	2003
(in NOK millions, except percentages)	(unaudited)	(audited)

OPERATING STATISTICS
1. Net interest income	402	443
2. Income before taxes	303	352
3. Return on equity	8.6%	10.0%
4. Return on assets	0.37%	0.44%
5. Net operating expenses/average assets	0.13%	0.14%

	For the year ended
	Dec. 31,
	2004	2003
	(unaudited)	(audited)

BALANCE SHEET STATISTICS
6. Total assets	109,355	103,339
7. Total loans outstanding	68,011	59,177
8. New loans disbursed	25,269	18,133
9. New long-term borrowing	33,615	37,901
10. Borrowers/Guarantors public sector share	75.9%	73.7%
11. Capital adequacy	17.1%	18.4%
12. Exchange rate NOK/USD	6.0386	6.6750

Definitions:

3.	Net income/average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation – other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.